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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Green, Jeffrey A.		DATATRAK International, Inc. (DATA)
	6150 Parkland Blvd. # 100	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 04, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Mayfield Hts., OH 44124 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President & Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares, without par value		03/04/03				P			30,000	A	0.75		229,755 (1)		D

	Common Shares, without par value						J (2)							73,969 (3)		I		By Wife

	Common Shares, without par value						J (2)							7,269		I		By Company 401K

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (right to buy)		4.15		7/1/95				J (2)

	Employee Stock Option (right to buy)		10.75		1//2/97				J (2)

	Employee Stock Option (right to buy)		3.63		12/9/99				J (2)

	Employee Stock Option (right to buy)		2.78		6/4/02				J (2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	4/20/99	7/1/05		Common Shares	25,000 (4)						D

	4/20/99	1/2/07		Common Shares	25,000 (5)						D

	12/9/03	12/9/09		Common Shares	90,000 (5)						D

	6/4/06	6/4/12		Common Shares	22,500 (5)				162,500		D

Explanation of Responses:

1. Includes 199,755 Common Shares previously reported on Form 3 or Form 4.

2. Beneficial ownership of these securities was reported on previously reported Form 4 or Form 5.

3. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

4. Options were granted under the Company's Amended and Restated 1992 Share Incentive Plan in reliance upon the Exemption provided by Rule 16-b-3.

5. Options were granted under the Company's Amended and Restated 1996 Key Employees and Consultants Stock Option Plan in reliance upon the Exemption provided by Rule 16-b-3.

/s/ Jeffrey A. Green	3/05/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.